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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------
                                PRE-EFFECTIVE
                             Amendment No. 1 To

                                    FORM T-3


                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                  ------------

                           JAZZ CASINO COMPANY, L.L.C.
                               (NAME OF APPLICANT)


                 512 SOUTH PETERS STREET, NEW ORLEANS, LOUISIANA 70130
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                                  ------------

         TITLE OF CLASS                                        AMOUNT
         --------------                                        ------
 Senior Subordinated Notes Due 2009                         $187,500,000
     With Contingent Payments



           Approximate date of proposed issuance:  October 30, 1998


                           Jazz Casino Company, L.L.C.
                             512 South Peters Street
                          New Orleans, Louisiana 70130
                     (Name and address of agent for service)

                                 With a copy to:


                            Michael R. McAlevey, Esq.
                                 Alston & Bird LLP
                                One Atlantic Center
                            1201 West Peachtree Street
                            Atlanta, Georgia 30309-3424
                                   (404) 881-7000
                                    ------------

     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of this applicant.

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--------------------------------------------------------------------------------

                                     GENERAL


1.   GENERAL INFORMATION.  Furnish the following as to the applicant.

     (a)  Form of organization:

          A limited liability company.

     (b)  State or other sovereign power under the laws of which organized:

          Louisiana.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     On November 22, 1995, Harrah's Jazz Company, a Louisiana general partnership ("HJC"), and Harrah's Jazz Finance Corp., a Delaware corporation and wholly-owned subsidiary of HJC ("Finance Corp."), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On December 22, 1995, Harrah's New Orleans Investment Company, a Nevada corporation and partner in HJC ("HNOIC" and, collectively with HJC and Finance Corp., "the Debtors"), filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code to facilitate efforts to reorganize HJC. On or about February 26, 1997 the Debtors filed the Third Amended Joint Plan of Reorganization (the "February 1997 Plan of Reorganization") and related Disclosure Statement (the "February 1997 Disclosure Statement") with the U.S. Bankruptcy Court for the Eastern District of Louisiana (the "Bankruptcy Court"). By order dated February 28, 1997 the Bankruptcy Court approved the February 1997 Disclosure Statement. By order dated April 28, 1997 the Bankruptcy Court confirmed the February 1997 Plan of Reorganization.


     The effective date of the February 1997 Plan of Reorganization was conditioned upon, among other things, the execution and delivery of a modified Casino Operating Contract and all necessary approvals, if any, from the State of Louisiana (the "State"). The State had taken the position that the State legislature must approve the modified Casino Operating Contract, which the State legislature failed to do in its regular session which adjourned on June 23, 1997. On March 16, 1998, however, the Attorney General for the State issued an opinion that the Louisiana Gaming Control Board (the "LGCB") has independent authority (without the necessity of any legislative approval) to renegotiate and execute a renegotiated casino operating contract. Accordingly, on March 20, 1998, the LGCB approved an amended and renegotiated casino operating contract among HJC, Jazz Casino Company, L.L.C., a Louisiana limited liability company (the "Company" or "Applicant"), and the State, by and through the LGCB, (the "Amended and Renegotiated Casino Operating Contract"), subject to, among other conditions, the condition that the Louisiana Supreme Court render a final, non-appealable judgment that the LGCB, acting on its own, is the proper party and has the legal authority to enter into the Amended and Renegotiated Casino Operating Contract with HJC or the Company on behalf of the State and the LGCB, without the specific approval of the Governor or the legislature of the State. On May 15, 1998, the Louisiana Supreme Court issued a decision confirming that the LGCB has the independent authority to renegotiate and execute the Amended and Renegotiated Casino Operating Contract without seeking gubernatorial or legislative approval. The LGCB's approval of the Amended and Renegotiated Casino Operating Contract will not become final, and the contract cannot be executed, until, among other things, the LGCB makes a determination that certain of the owners and operators of the Casino and officers and directors thereof are suitable under applicable rules and regulations, and until certain regulatory rulings and approvals are received, all of which are expected to be received on or prior to the Effective Date. On September 3, 1998 the Debtors submitted a Third Amended Joint Plan of Reorganization As Modified Through September 3, 1998 (the "Plan of Reorganization") and related Disclosure Statement (the "Disclosure Statement"). A hearing to consider the adequacy of the Disclosure Statement was held on September 3, 1998, at which the Bankruptcy Court approved the Disclosure Statement. A summary of the Disclosure Statement was distributed to creditors of the Debtors on or about September 3, 1998. A hearing to consider confirmation of the Modified Plan of Reorganization was held on October 13, 1998 at which time the Bankruptcy Court confirmed the Plan of Reorganization by order dated October 13, 1998. Accordingly, if certain other conditions precedent are satisfied or waived as set forth in the Plan of Reorganization, the Effective Date (as defined below) may occur, and the Notes (as defined below) may be issued, on or about October 30, 1998.


     Under the Plan of Reorganization, the assets and business of HJC will vest in the Company on the date that the Plan of Reorganization is consummated (the "Effective Date"). On the Effective Date, the holders (the "Bondholders") of the 14 1/4% First Mortgage Notes due 2001 with Contingent Payments of HJC and Finance Corp. issued under a previously qualified indenture, will receive, pursuant to the Plan of Reorganization, among other things, a PRO RATA share of (i) $187.5 million in aggregate principal amount of Senior Subordinated Notes due 2009 with Contingent Payments of the Company (the "Notes"), to be issued under the indenture to be qualified, and guarantees (the "Guarantees") of such Notes by JCC Holding Company, a Delaware Corporation ("JCC Holding"), CP Development, L.L.C., a Louisiana limited liability company ("CP Development"), FP Development, L.L.C., a Louisiana limited liability company ("FP Development") and JCC Development Company, L.L.C., a Louisiana limited liability company ("JCC Development") and (ii) Senior Subordinated Contingent Notes due 2009 of the Company (for which a separate Application on Form T-3 has been filed concurrently herewith), and guarantees of such notes by JCC Holding, CP Development, FP Development and JCC Development. The Company and each of CP Development, FP Development and JCC Development are wholly-owned subsidiaries of JCC Holding.

     The issuance of the Notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. Generally, section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor or its successor under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the Notes under the Plan of Reorganization will satisfy such requirements of section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     As of October 19, 1998:

     100% of the membership interests in the Company are owned by JCC
Holding.

     100% of the membership interests in JCC Development Company, L.L.C. are owned by JCC Holding.

     100% of the membership interests in FP Development, L.L.C. are owned by JCC Holding.

     100% of the membership interests in CP Development, L.L.C. are owned by JCC Holding.



     As of the Effective Date:

     100% of the membership interests in the Company will be owned by JCC Holding; and

     100% of the membership interests in JCC Development will be owned by JCC Holding.


     100% of the membership interests in FP Development will be owned by JCC Holding.

     100% of the membership interests in CP Development will be owned by JCC Holding.



     As a result of certain transactions to be consummated on the Effective Date pursuant to the Plan of Reorganization, Harrah's Entertainment, Inc., a Delaware corporation ("HET"), may be deemed to be an affiliate of the Company through its ownership of voting securities of, and affiliate status with, JCC Holding, the sole member of the Company. The following table sets forth certain information regarding the beneficial ownership by HET of JCC Holding's Class B Common Stock, $0.01 par value per share (the "Class B Common Stock") as of the Effective Date of the Plan of Reorganization. Unless noted otherwise, the holder listed below has sole voting power and dispositive power over the shares beneficially held by it. On the Effective Date of the Plan of Reorganization, JCC Holding will issue 10 million shares of Common Stock. JCC Holding expects that at the time of issuance approximately 5,560,000 of such shares will be shares of Class A Common Stock and approximately 4,440,000 of such shares will be shares of Class B Common Stock.



                                                    CLASS A COMMON STOCK                        CLASS B COMMON STOCK
                                         ----------------------------------------     -------------------------------------
                                              AMOUNT AND              PERCENTAGE         AMOUNT AND             PERCENTAGE
NAME OF                                        NATURE OF              OF CLASS A          NATURE OF             OF CLASS B
BENEFICIAL OWNER                         BENEFICIAL OWNERSHIP        COMMON STOCK     BENEFICIAL OWNERSHIP     COMMON STOCK
----------------                         --------------------        ------------     --------------------     ------------
Harrah's Entertainment, Inc. .........             --                     --              4,440,000(1)            100%(1)


---------------------
(1) Upon the Effective Date of the Plan of Reorganization, HET, by and through its wholly-owned subsidiary, Harrah's Crescent City Investment Company, a Nevada Corporation ("HCCIC"), will own beneficially more than 5% of the outstanding shares of Class B Common Stock. The exact number of shares owned by HET upon the Effective Date, however, will depend upon whether certain entities exercise options with respect to an aggregate of 450,000 shares of Class B Common Stock from HCCIC.


                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     As of October 19, 1998:

     None. The Company is a member managed, single member, limited liability company formed under the Louisiana Limited Liability, Company Law, La. R.S. 12:1301 ET SEQ., and as such the Company does not have directors. The Company has appointed the following officers:


    Name and Mailing
        Address                           Title
    ----------------                   -----------
Frederick W. Burford                    President
 512 South Peters Street
 New Orleans, Louisiana 70130

L. Camille Fowler                       Vice President-Finance,
 512 South Peters Street                Treasurer and Secretary
 New Orleans, Louisiana 70130

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

     As of October 19, 1998:


    Name and Complete       Title of Class                 Percentage of  Voting
     Mailing Address             Owned        Amount Owned     Securities Owned
    -----------------       --------------    ------------ ---------------------

 JCC Holding Company      Membership Interest      N/A*              100%
 1023 Cherry Road
 Memphis, Tennessee 38117

* The Company is a single member limited liability company formed under the Louisiana Limited Liability Company Law, La. R.S. 12:1301 ET SEQ. The sole member, JCC Holding, presently owns, and is expected to own on the Effective Date, all of the membership interests in the Company.

     As of the Effective Date the Company expects the above list of principal owners of voting securities will remain unchanged.

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Company which are currently outstanding.

     (b)  None.

                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

     As of October 19, 1998:


                                                                     Amount          Amount
 Title of Class                                                    Authorized      Outstanding
 --------------                                                    -----------     -----------

 Membership Interest                                                     N/A*          N/A*

     As of the Effective Date:
                                                                     Amount          Amount
 Title of Class                                                    Authorized      Outstanding
 --------------                                                    -----------     -----------

 Membership Interest                                                    N/A*         N/A*
 Senior Subordinated Notes Due 2009 With Contingent Payments      $187,500,000(1) $187,500,000
 Senior Subordinated Contingent Notes Due 2009                          (2)           (2)
 8% Convertible Junior Subordinated Debentures Due 2010           $ 26,637,000(3) $ 26,637,000(3)


* The Company is a single member limited liability company formed under the Louisiana Limited Liability Company Law, La. R.S. 12:1301 ET SEQ. The sole member, JCC Holding, presently owns, and is expected to own on the Effective Date, all of the membership interests in the Company.

(1) Plus additional Notes issued in lieu of cash interest payments in accordance with the terms of the Indenture (as defined below).


(2) All payments in respect of the Senior Subordinated Contingent Notes due 2009 will be contingent payments, and such contingent payments will be limited to an annual aggregate maximum amount of $18,319,035.

(3) Plus additional 8% Convertible Junior Subordinated Debentures due 2010 issued (i) in lieu of cash interest payments in accordance with the terms of the indenture for such securities or (ii) pursuant to the Plan of Reorganization.

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Because the Company is a member manager, single member, limited liability company, all decisions relating to the business affairs and properties of the Company shall be made by JCC Holding as the sole member of the Company.

     Holders of the Notes, the Senior Subordinated Contingent Notes Due 2009 and the 8% Convertible Junior Subordinated Debentures Due 2010 do not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "TIA").

     The Notes will be issued under an indenture (the "Indenture") to be dated as of the Effective Date, between the Company, JCC Holding, CP Development, FP Development and JCC Development as guarantors, and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of which is included as Exhibit T3C hereto. Capitalized terms used in this
Section 8 which are not otherwise defined below or elsewhere in the Application have the respective meanings assigned to them in the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Indenture.

     (A)  EVENTS OF DEFAULT.  The following are Events of Default under the
Indenture:

               (1) the failure by the Company to pay any installment of interest on the Notes as and when due and payable and the continuance of any such failure for 30 days;

               (2) the failure by the Company to pay all or any part of the principal, or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, failure to pay any Offer to Purchase
     Price or otherwise;

               (3) except as provided in clauses (1) or (2) above, failure of the Company or any Subsidiary of the Company to comply with provisions in the Indenture regarding limitation on transactions with affiliates, construction, limitation on use of certain funds, restrictions on sale and issuance of Subsidiary Stock, limitation on payment of management fees or limitation on merger, sale or consolidation or right to require repurchase, which failure continues for 30 days;

               (4) the failure by the Company or any Guarantor to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, in certain instances, the continuance of such failure for a period of 30 days, and in other instances, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

               (5) certain events of bankruptcy, insolvency or restructuring in respect of either the Company or a Significant Subsidiary;

               (6) a default in the payment of principal, premium or interest when due at final maturity or an acceleration for any other reason of the maturity of any Indebtedness (other than Non-recourse Indebtedness) of the Company or any Significant Subsidiary with an aggregate principal amount in excess of $15,000,000, including, without limitation, the Bank Credit Facilities at such times as the aggregate principal amount of Indebtedness thereunder exceeds $15,000,000; provided that an Event of Default shall not be deemed to occur with respect to the failure to make such payment at final maturity or the acceleration of the maturity of Indebtedness of the Company or any Significant Subsidiary if the event that caused such acceleration shall be cured, or such acceleration shall be rescinded, or the Indebtedness shall be repaid in full, in each such case within 10 days;

               (7) final unsatisfied judgments not covered by insurance (other than with respect to Non-recourse Indebtedness) aggregating in excess of $15,000,000, at any one time rendered against the Company or any Significant Subsidiary of the Company and not stayed, bonded or discharged within 60 days;

               (8) the loss of the legal right of the Company to operate slot machines at the Casino for gaming activities and such loss continuing for more than 90 days;

               (9) an event of default under, or if none is specified therein, a failure to comply with the provisions of the Collateral Documents (other than the Security Agreement) and the continuance of such event of default or failure to comply, as the case may be, for a period of 30 days after written notice is given to the Company by the

     Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, provided that if such event of default or failure to comply, as the case may be, materially and adversely affects (a) the Collateral, (b) the priority or perfection of the security interests purported to be created with respect to any material portion of the Collateral or (c) the rights and remedies of the Collateral Agent, the Trustee or the respective secured creditors in respect of any material portion of the Collateral, then the event of default or failure to comply, as the case may be, need only continue after the applicable cure period specified in the Security Agreement or applicable Collateral Document;

          (10) any Collateral Document fails to become or ceases to be in full force and effect (other than in accordance with its terms or the terms of the Indenture) or ceases (once effective) to create in favor of the Collateral Agent with respect to any material amount of Collateral, a valid and perfected Lien on the Collateral to be covered thereby (unless a prior or exclusive Lien is specifically permitted by the Indenture);

               (11) the failure of the Casino Completion Date to have occurred by 30 days following the date on which an event of default entitling the City to terminate the Ground Lease has occurred under the Ground Lease as a result of the failure to complete the Casino;

               (12) an "Event of Default" (as defined in the Ground Lease) has occurred; and

               (13) an "Event of Default" (as defined in the Contingent Notes Indenture) has occurred.

     If an Event of Default (other than an Event of Default specified in clause (4) above with respect to the Company), occurs and is continuing, then, and in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of not less then 25% in aggregate principal amount of then outstanding Notes, by a notice in writing to the Company and the Guarantors (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all of the principal of the Notes, determined as set forth below, together with accrued interest thereon, to be due and payable immediately. If an Event of Default specified in clause (4) above occurs with respect to the Company, (i) all principal of, premium applicable to, and accrued interest on, the Notes, and
(ii) the Make-Whole Amount, shall be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders; provided, however, that (A) the Primary Make-Whole Amount shall be subordinated in right of payment to all Senior Debt and shall rank PARI PASSU with all Senior Subordinated Debt including, without limitation, all Senior Subordinated Debt to which HET has succeeded to the rights of the lenders thereunder and (B) the Secondary Make-Whole Amount shall be subordinated to all Senior Debt and all Senior Subordinated Debt including, without limitation, all Senior Subordinated Debt to which HET has succeeded to the rights of the lenders thereunder. The Primary Make-Whole Amount shall be subordinated to Senior Debt in accordance with the terms of the provision in the Indenture regarding subordination of Notes. The Secondary Make-Whole Amount shall be subordinated to all Senior Debt and all Senior Subordinated Debt on the terms provided in the provision in the Indenture regarding subordination of Notes for this purpose, (treating all Senior Subordinated Debt as if same were Senior Debt), except that no payments whatsoever may be made with respect to the Secondary Make-Whole Amount unless and until all Senior Debt and all Senior Subordinated Debt has been repaid in full in cash. The Holders of no less than a majority in aggregate principal amount of then outstanding Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of amounts which have become due solely by such acceleration, have been cured or waived.

     If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default or an Event of Default in payment of principal of, or interest (including Contingent Payments) on, any Note (including the payment of the Change of Control Offer Price on the Change of Control Purchase Date, the Redemption Price on the Redemption Date and the Asset Sale Offer Amount on the Asset Sale Purchase Date, as the case may be), the Trustee may withhold the notice if and so long as a Trust Officer in good faith determines that withholding the notice is in the interest of the Holders.

     (B)  AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

     The Notes shall be executed on behalf of the Company by its President or its Vice President, under the corporate seal of the Company, reproduced thereon, and attested by its Secretary or Assistant Secretary. To evidence its Guaranty, each Guarantor agrees that a notation of such Guaranty as described in the Indenture shall be endorsed on each Note authenticated and delivered by the Trustee and that the Indenture shall be executed on behalf of such Guarantor by an Authorized Representative of such Guarantor under a facsimile of that Guarantor's corporate seal reproduced thereon and attested to by an Authorized Representative of such Guarantor other than the Authorized Representative executing the Indenture. To evidence Parent Guaranty, the Parent Guarantor agrees that a notation of such Parent Guaranty as described in the Indenture shall be endorsed on each Note authenticated and delivered by the Trustee and that the Indenture shall be executed on behalf of the Parent Guarantor by an Authorized Representative of the Parent Guarantor, under facsimile of such Parent Guarantor's corporate seal reproduced thereon and attested to by an Authorized Representative of the Parent Guarantor other than the Authorized Representative executing the Indenture. The signature of any of these officers, or Authorized Representatives, as the case may be, on the Notes may be manual or facsimile. A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note, but such signature shall be conclusive evidence that the Note has been authenticated pursuant to the terms of the Indenture. There will be no proceeds from the issuance of the Notes because such securities (together with other securities of the Company and JCC Holding) will be issued or distributed pursuant to the Plan of Reorganization in exchange for the satisfaction and discharge of certain claims arising from the ownership of certain securities of or claims against the Debtors in the bankruptcy case. Accordingly, no provisions are contained in the Indenture with respect to the use by the Company of proceeds of the issuance of the Notes.

     (C) RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

     The Company may, without requesting the release or consent of the Trustee or Collateral Agent, (i) dispose of and replace any worn out or obsolete machinery or equipment, (ii) in the ordinary course of business, (A) sell inventory held for resale, (B) collect, liquidate, sell, factor, or otherwise dispose of accounts receivable or notes receivable, or (C) make Cash payments from Cash that is part of the Collateral, (iii) sell or otherwise dispose of personal property that is no longer necessary in the conduct of the Company's business (iv) sell or otherwise dispose of property in accordance with the covenant regarding asset sales set forth in the Indenture, and (v) sell or otherwise dispose of certain parcels of, and interests in, real property.

     Subject to applicable law, the release of any Collateral from Liens created by the Collateral Documents or the release of, in whole or in part, the Liens created by the Collateral Documents, will not be deemed to impair the Collateral Documents in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to, and in accordance with, the applicable Collateral Documents or pursuant to, and in accordance with, the terms of the Indenture. To the extent applicable, without limitation (except as provided in the last sentence of this paragraph), the Company, the Guarantors and each obligor on the Notes shall cause TIA Section 314(d), relating to the release of property or securities from the Liens of the Collateral Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by two Officers of the Company, except in cases in which TIA Section 314(d) requires that such certificate or opinion be made by an independent person. The Company shall not be required under the Indenture to deliver to the Trustee any certificates or opinions required to be delivered pursuant to Section 314(d) of the TIA in connection with releases of Collateral in accordance with clause (ii) of the preceding paragraph, unless TIA Section 314(d) would require such certificate or opinion to be made by an independent person.

     (D)  SATISFACTION AND DISCHARGE.

     The obligations of the Company under the Notes and the Indenture will terminate (except for certain obligations of the Company to indemnify the Trustee under certain circumstances and certain obligations with respect to unclaimed funds) when all outstanding Notes theretofore authenticated and issued have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it.

     In addition, the Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, and the Indenture shall cease to be of further effect as to all outstanding Notes and Guarantees except as to the following obligations which will survive unless otherwise terminated or discharged under the Indenture (a) the rights of Holders of outstanding Notes to receive from the trust fund described below, payments in respect of the principal of, premium, if any, and interest (including Contingent Payments) on such Notes when such payments are due; (b) the Company's obligations with respect to the Notes concerning, among other things, issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (c) the rights, powers, trusts, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (d) the Legal Defeasance provisions of the Indenture. The Company may cause Legal Defeasance to occur at any time. In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance: (a)
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, U.S. Legal Tender, non-callable Government Notes or a combination thereof, in such amounts as will be sufficient to pay and discharge the principal of and interest (including Maximum Contingent Payments for the current and all future Contingent Payment Periods) on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal or interest (including Contingent Payments); and (ii) the Holders must have a valid and perfected exclusive security interest in such trust;
(b) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the Issue Date, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance has not occurred; (c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (d) no Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, in so far as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit; (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument (including, without limitation, the Bank Credit Facilities) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (f) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit made by the Company was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (g) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the Legal Defeasance or the Covenant Defeasance have been complied with.

     (E)  EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

     The Company is required to furnish the Trustee, within 120 days after the end of its fiscal year, an Officers' Certificate complying (whether or not required) with Section 314(a)(4) of the TIA and stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, the Collateral Documents and the Bank Credit Facilities and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure by the Company, any Guarantor or any Subsidiary of the Company or any Guarantor to comply with any conditions or covenants in the Indenture and, if such signer does know of such a failure to comply, the certificate shall describe such failure with particularity.

     The Company is also required to furnish the Trustee within 120 days after the end of each fiscal year a written report of a firm of independent certified public accountants stating that in conducting their audit for such fiscal year, nothing has come to their attention that caused them to believe that the Company or any Subsidiary of the Company was not in compliance with the provisions set forth in certain sections of the Indenture. The Company is also required to furnish the Trustee, immediately upon becoming aware of any Default or Event of Default under the Indenture, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

     The Indenture provides that upon any application or request by the Company to the Trustee to take any action under a provision of the Indenture, the Company must furnish to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been compiled with. Any such certificate or opinion must comply with the requirements of the TIA and the Indenture.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     JCC Holding Company, 1023 Cherry Road, Memphis, Tennessee 38110, is a guarantor of the Notes.

     JCC Development Company L.L.C., 512 South Peters Street, New Orleans, Louisiana, 70130 is a guarantor of the Notes.

     FP Development L.L.C., 512 South Peters Street, New Orleans,
Louisiana, 70130 is a guarantor of the Notes.

     CP Development, L.L.C., 512 South Peters Street, New Orleans, Louisiana, 70130 is a guarantor of the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a)  Pages numbered __ to __, consecutively.(1)

     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                 Exhibit T3A.1   Operating Agreement of the Company. (2)

                 Exhibit T3A.2   Articles of Organization of the Company.

                 Exhibit T3B     Not applicable.

                 Exhibit T3C     Form of Indenture to be qualified for Senior
                                 Subordinated Notes due 2009 with Contingent
                                 Payments.

                 Exhibit T3D     Not applicable.

                 Exhibit T3E.1   Debtors' Third Amended Joint Disclosure
                                 Statement dated February 26, 1997, and
                                 exhibits thereto. (3)

                 Exhibit T3E.2   Debtors' Third Amended Joint Plan of
                                 Reorganization dated February 26, 1997, and exhibits thereto. (3)

                 Exhibit T3E.3   Letter to Creditors from Debtors' Counsel,
                                 dated March 3, 1997. (2)

                 Exhibit T3E.4   Letter to Creditors from The Official
                                 Committee of Bondholders of Harrah's Jazz
                                 Company, dated February 28, 1997. (2)

                 Exhibit T3E.5   Notices of Entry of Order and Order Approving
                                 Debtors' Third Amended Joint Disclosure
                                 Statement and of Plan Confirmation Hearing. (2)

                 Exhibit T3E.6   Voting Procedures Notice. (2)

                 Exhibit T3E.7   Ballots. (2)

                 Exhibit T3E.8   Debtors' Fourth Amended Joint Disclosure
                                 Statement, dated July 24, 1997, and
                                 exhibits thereto. (4)

                 Exhibit T3E.9   Debtors' Third Amended Joint Plan of
                                 Reorganization, dated July 24, 1997, and exhibits thereto. (4)

                 Exhibit T3E.10  Notice of Entry of Order Approving Debtors'
                                 Fourth Amended Joint Disclosure Statement. (2)

                 Exhibit T3E.11  Ballot. (2)

                 Exhibit T3E.12  Form of Debtors' Fifth Amended Joint
                                 Disclosure Statement dated December 10, 1997, and exhibit thereto. (2)

                 Exhibit T3E.13  Form of Debtor's Third Amended Joint Plan of
                                 Reorganization under Chapter 11 of the
                                 Bankruptcy Code as modified through December
                                 10, 1997, dated December 10, 1997, and
                                 exhibits thereto. (2)

                 Exhibit T3E.14  Form of Ballots. (2)

                 Exhibit T3E.15  Form of letter to Creditors from Debtors'
                                 Counsel, dated December 10, 1997. (2)

                 Exhibit T3E.16  Form of Notices of Entry of Order Approving
                                 Debtors' Fifth Amended Joint Disclosure
                                 Statement and of Plan Confirmation Hearing. (2)

                 Exhibit T3E.17  Form of Modified Voting Procedures. (2)

                 Exhibit T3E.18  Notice dated February 6, 1998 of Entry of
                                 Order Approving Debtors' Third Amended Joint
                                 Plan of Reorganization as Modified through January 29, 1998.

                 Exhibit T3E.19  Notice Dated April 8, 1998 of Entry of Order
                                 Approving Debtors' Third Amended Joint Plan of Reorganization as Modified through April 6, 1998.

                 Exhibit T3E.20  Cover Letter dated September 3, 1998, to All
                                 Creditors of Harrah's Jazz Company, Harrah's
                                 Jazz Finance Corp. and Harrah's New Orleans
                                 Investment Company from Debtors' Counsel.

                 Exhibit T3E.21  Notice dated September 3, 1998 of Entry of
                                 Order Approving the Summary of Debtors'
                                 Sixth Amended Disclosure Statement and the
                                 Debtors' Sixth Amended Disclosure Statement dated as of September 3, 1998.

                 Exhibit T3E.22  Debtors' Third Amended Joint Plan of
                                 Reorganization as Modified through September
                                 3, 1998, dated September 3, 1998, and
                                 exhibits thereto.

                 Exhibit T3E.23  Summary of Debtors' Sixth Amended Joint
                                 Disclosure Statement dated September 3, 1998.

                 Exhibit T3E.24  Modified Voting Procedures.

                 Exhibit T3E.25  Debtors' Sixth Amended Joint Disclosure
                                 Statement dated September 3, 1998, and
                                 exhibits thereto.

                 Exhibit T3E.26  Notice dated October 13, 1998 of Entry of
                                 Confirmation Order Approving the Third
                                 Amended Joint Plan of Reorganization as
                                 Modified through October 13, 1998 and of
                                 Hearing on Approval of the Plan Documents.

                 Exhibit T3F     See Exhibit T3C for cross reference sheet
                                 showing the location in the Indenture of the provisions inserted therein pursuant to
                                 Section 310 through 318(a), inclusive, of the TIA.

------------------
     (1) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

     (2)  Previously filed.

     (3) Incorporated by reference to HJC's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission on March 28, 1997, Registration No. 33-73370.

     (4) Incorporated by reference to Harrah's Jazz Company Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Securities and Exchange Commission on August 14, 1997, Registration No. 33-73370.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Jazz Casino Company, L.L.C, a limited liability company organized and existing under the laws of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans and State of Louisiana, on the 19th day of October, 1998.

                                        JAZZ CASINO COMPANY, L.L.C.

                                        By: JCC HOLDING COMPANY
                                        Its: Sole Member


                                        By:    /s/ FREDERICK W. BURFORD
                                              ------------------------------
                                        Name:  Frederick W. Burford
                                              ------------------------------
                                        Title: President
                                              ------------------------------

Attest:   /s/ TRECCIA HANEY
          ---------------------------
          Name: Treccia Haney
               ----------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549

                         ----------------------------------
                                      FORM T-1

                              STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                      CORPORATION DESIGNATED TO ACT AS TRUSTEE

                         ----------------------------------

  ___CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                                 SECTION 305(b)(2)

                    NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                (Exact name of trustee as specified in its charter)

(A U.S. National Banking Association                         41-1592157
Jurisdiction of incorporation or                            (I.R.S. Employer
organization if not a U.S. national                         Identification No.)
bank)

Sixth Street and Marquette Avenue
Minneapolis, Minnesota                                      55479
(Address of principal executive offices)                    (Zip code)

                         Stanley S. Stroup, General Counsel
                    NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                         Sixth Street and Marquette Avenue
                           Minneapolis, Minnesota  55479
                                   (612) 667-1234
                                (Agent for Service)
                         ----------------------------------

                            JAZZ CASINO COMPANY, L.L.C.
                (Exact name of obligor as specified in its charter)

Louisiana                                            (Application in Process)
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

512 South Peters Street
New Orleans, LA                                             70130
(Address of principal executive offices)                    (Zip code)

                         ----------------------------------
                 Senior Subordinated Notes due 2009 with Contingent Payments
                         (Title of the indenture securities)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Item 1.   General Information.  Furnish the following information as to the
          -------------------
          trustee.

                         (a)  Name and address of each examining or supervising
                               authority to which it is subject.

                              Comptroller of the Currency
                              Treasury Department
                              Washington, D.C.

                              Federal Deposit Insurance Corporation
                              Washington, D.C.

                              The Board of Governors of the Federal Reserve System Washington, D.C.

                         (b) Whether it is authorized to exercise corporate trust powers.

                              The trustee is authorized to exercise corporate trust powers.

Item 2.   Affiliations with Obligor.  If the obligor is an affiliate of the
          -------------------------
          trustee, describe each such affiliation.

          None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.  Foreign Trustee.         Not applicable.
          ---------------

Item 16.  List of Exhibits.        List below all exhibits filed as a part of
          ----------------         this Statement of Eligibility.
                                   Norwest Bank incorporates by reference
                                   into this Form T-1 the exhibits attached hereto.

               Exhibit 1.     a.   A copy of the Articles of Association of
                                   the trustee now in effect.*

               Exhibit 2.     a.   A copy of the certificate of authority
                                   of the trustee to commence business
                                   issued June 28, 1872, by the Comptroller of the Currency to The Northwestern
                                   National Bank of Minneapolis.*

                              b.   A copy of the certificate of the
                                   Comptroller of the Currency dated
                                   January 2, 1934, approving the
                                   consolidation of The Northwestern
                                   National Bank of Minneapolis and The
                                   Minnesota Loan and Trust Company of
                                   Minneapolis, with the surviving entity
                                   being titled Northwestern National Bank
                                   and Trust Company of Minneapolis.*

                              c.   A copy of the certificate of the Acting
                                   Comptroller of the Currency dated
                                   January 12, 1943, as to change of
                                   corporate title of Northwestern National
                                   Bank and Trust Company of Minneapolis to
                                   Northwestern National Bank of
                                   Minneapolis.*

                              d.   A copy of the letter dated May 12, 1983
                                   from the Regional Counsel, Comptroller
                                   of the Currency, acknowledging receipt
                                   of notice of name change effective May
                                   1, 1983 from Northwestern National Bank
                                   of Minneapolis to Norwest Bank
                                   Minneapolis, National Association.*

                              e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

               Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

               Exhibit 4.     Copy of By-laws of the trustee as now in effect.*

               Exhibit 5.     Not applicable.

               Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

               Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.**

               Exhibit 8.     Not applicable.

               Exhibit 9.     Not applicable.
















     * Incorporated by reference to exhibit number 25 filed with registration statement number 33-66026.

     ** Incorporated by reference to exhibit number 25 filed with registration statement number 333-62999.

                                       SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Norwest Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 14th day of October, 1998.






                                 NORWEST BANK MINNESOTA,
                                 NATIONAL ASSOCIATION


                                 /s/ Gavin S. Wilkinson
                                 ---------------------------
                                 Gavin S. Wilkinson
                                 Vice President

                                     EXHIBIT 6




October 14, 1998



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.





                                 Very truly yours,

                                 NORWEST BANK MINNESOTA,
                                 NATIONAL ASSOCIATION


                                 /s/ Gavin S. Wilkinson
                                 ---------------------------
                                 Gavin S. Wilkinson
                                 Vice President